UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2012 and 2011

and for the Year Ended December 31, 2012

( with Report of Independent Registered Public Accounting Firm )

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

December 31, 2012 and 2011

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	15-16

– Report of Independent Registered Public Accounting Firm –

To the Participants and the Plan Administrative Committee of

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Black Mountain, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2012, and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 27, 2013

(1)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at fair value (See Notes 3, 4, 6)	$75,453,288	$65,703,908
Notes receivable from participants	5,224,368	5,031,350
Cash	5,074	—

Net assets reflecting investments at fair value	80,682,730	70,735,258
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(476,278)	(407,121)

Net assets available for benefits	$80,206,452	$70,328,137

The accompanying notes are an integral part of these financial statements.

(2)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,146,495
Dividends	1,912,792

9,059,287

Interest income on notes receivable from participants	214,874

Contributions:
Employer	1,211,793
Participant	4,434,206
Rollovers	109,620

5,755,619

Total additions	15,029,780

Deductions to net assets attributed to:
Benefits paid to participants	4,834,832
Administrative expenses	316,633

Total deductions	5,151,465

Net increase	9,878,315
Net assets available for benefits:
Beginning of year	70,328,137

End of year	$80,206,452

The accompanying notes are an integral part of these financial statements.

(3)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the plan Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary, Milkco, Inc., who have completed one year of eligible service as defined in the plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock Fund - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the plan document (subject to regulatory limitations), and (iii) Company
401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. The Company matching contributions will not exceed 3% of a participant’s compensation as defined in the plan document. In addition, all participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock Fund. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2012, the Company made net discretionary 401(k) contributions of $1,211,793. The Company made no discretionary profit sharing contributions during 2012.

(4)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Participant Accounts - Each participant’s account is credited with the participant’s contributions and any Company matching and profit-sharing contributions. Allocations of plan earnings or losses are based on participant account balances, participant compensation as defined in the plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a.	First, to restore the non-vested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the plan document.

b.	Second, at the discretion of the Plan Sponsor, to pay plan expenses.

c.	Third, to reduce Plan Sponsor contributions as described in the plan document.

Forfeitures of $66,705 were used during 2012 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2012 and 2011 were $1,744 and $37,676, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2012, outstanding loans bore interest rates ranging from 4.25% to 9.75%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of their account.

In-service withdrawals are available in certain circumstances, as defined in the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

(5)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In accordance with GAAP, the stable value funds held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the stable value funds as well as the adjustment of the fully benefit-responsive stable value funds from fair value to contract value.

(6)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements were issued.

3.	Investments

The trustee for the Plan, Wells Fargo Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The plan Administrative Committee appoints the trustee responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.

During 2012, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments
Employer securities	$2,148,757
Mutual funds	3,227,870
Collective trust funds	1,769,868

Total	$7,146,495

(7)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2012	2011
Employer securities:
Ingles Class A and B Stock Funds	$13,948,075	$11,605,052

Mutual funds:
Loomis Sayles Investment Grade Bond Fund	5,378,969	5,195,281
Oakmark Equity and Income Fund I	5,550,996	—
Oakmark Equity and Income Fund II	—	5,088,184

Collective trust funds:
Wells Fargo Stable Return Fund N*, at contract value	16,422,617	15,897,593
Wells Fargo Enhanced Stock Market Fund N*	8,064,447	7,528,352

*	During 2012, the Fund was renamed to Fund N from Fund G.

(8)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stocks.

Level 2 investment securities include; the Wells Fargo Enhanced Stock Market Fund N and Enhanced Stock Market Fund (together the “Enhanced Stock Market Fund”), the Wells Fargo Stable Return Fund N and Stable Return Fund (together the “Stable Return Fund”), the Wells Fargo Total Return Bond CIT Fund, the Wells Fargo / Janus Overseas CIT, the Wells Fargo / MFS Value CIT, the Wells Fargo / Multi-Manager Small Cap CIT, the Wells Fargo / Thornburg International CIT, and the Wells Fargo / T. Rowe Price Institutional Large-Cap Growth Managed CIT (all of the preceding collectively the “Funds”, each a “Fund”.)

Valuation of the Funds’ units occurs daily. Unit values are determined by dividing the value of each Fund’s net assets by the total number of participants’ units outstanding on the valuation date. The Funds’ investments held in other collective funds are valued on the basis of market valuations, where available, as provided by independent pricing services. Securities for which market valuations are not readily available are valued at fair value as determined by Wells Fargo Bank, N.A. Market valuations are generally determined as follows:

•	Securities traded on security exchanges are valued at closing market prices on the valuation date.

(9)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

•	Securities traded in the over-the-counter market are valued at the last sale on the valuation date, if any, otherwise at the last reported price.

•	Government and agency obligations are valued based upon the most recent bid quotation for identical or similar obligations.

•	Fixed income securities are valued based upon the most recent bid quotation obtained from major market makers or security exchanges.

Participants’ purchases and redemptions of units from each Fund are based on unit values as of the valuation date. Purchase and redemptions of units may occur on a daily basis.

The Funds may enter into to-be-announced sale commitments to hedge their portfolio positions or to sell mortgage-backed securities they own under delayed delivery arrangements. As of December 31, 2012 no funds have to-be-announced sale commitments outstanding.

The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G, a collective trust fund sponsored by the trustee. The Wells Fargo Stable Return Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Wells Fargo Stable Return Fund G are guaranteed investment contracts. An investment in the Fund results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. The estimated fair value of the fund is net asset value, exclusive of the adjustment to contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2012 there were no unfunded commitments or restrictions on redemptions.

The purpose of the Enhanced Stock Market Fund is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks with market capitalizations within the range of the stocks in the S&P 500 Index with the objective of seeking to achieve long-term total return greater than the return on the S&P 500 Index while maintaining risk characteristics similar to the risk characteristics of the stocks in the S&P 500 Index.

The Total Return Bond Fund invests primarily in U.S. and foreign fixed income securities.

(10)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

The purpose of the Janus Overseas CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks with issuers from several different countries, excluding the United States. Although the Fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The Fund may have significant exposure to emerging markets. The Fund may also invest in U.S. and foreign debt securities.

The purpose of the MFS Value CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks focused on investing the Fund’s assets in the stocks of companies that it believes are undervalued compared to their perceived worth (value companies). Value companies tend to have stock prices that are low relative to their earnings, dividends, assets, or other financial measures.

The purpose of the Multi-Manager Small Cap CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks within the Russell 2000® index. The Fund blends three individually managed portfolios: the J.P. Morgan Small Cap Core Portfolio, the Goldman Sachs Small Cap Value Style Portfolio, and the Invesco Small Cap Growth Portfolio.

The purpose of the T. Rowe Price Institutional Large-Cap Growth Managed CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment in a portfolio of stocks which invests primarily in the common stocks of large-cap companies, taking a growth approach to investment selection. The Fund defines a large-cap company as one whose market capitalization is larger than the median market capitalization of companies in the Russell 1000® Growth Index, a widely used benchmark of the largest domestic growth stocks.

The purpose of the Thornburg International CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment in a portfolio which will primarily invest its total market value in stocks of international companies that fall within the market capitalization of the Morgan Stanley Capital International All Country World Index Ex-U.S.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

(11)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$8,892,426	$—	$—	$8,892,426
Balanced funds	5,550,996	—	—	5,550,996
Domestic stock funds	12,332,138	—	—	12,332,138
International stock funds	4,480,862	—	—	4,480,862

Total mutual funds	31,256,422	—	—	31,256,422

Common stocks	13,948,075	—	—	13,948,075

Common collective trust funds:
Stable value funds	—	17,263,253	—	17,263,253
Domestic stock funds	—	11,044,264	—	11,044,264
International stock funds	—	1,311,946	—	1,311,946
Bond funds	—	629,328	—	629,328

Total common collective trust funds	—	30,248,791	—	30,248,791

Total investments at fair value	$45,204,497	$30,248,791	$—	$75,453,288

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$8,041,607	$—	$—	$8,041,607
Balanced funds	5,088,184	—	—	5,088,184
Domestic stock funds	11,444,551	—	—	11,444,551
International stock funds	4,723,816	—	—	4,723,816

Total mutual funds	29,298,158	—	—	29,298,158

Common stocks	11,605,052	—	—	11,605,052

Common collective trust funds:
Stable value funds	—	16,456,482	—	16,456,482
Domestic stock funds	—	7,528,352	—	7,528,352
Bond funds	—	815,864	—	815,864

Total common collective trust funds	—	24,800,698	—	24,800,698

Total investments at fair value	$40,903,210	$24,800,698	$—	$65,703,908

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2012 and 2011.

(12)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

5.	Income Tax Status

The Plan has received a determination letter from the IRS dated January 27, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt. The Company submitted an application for determination to the Internal Revenue Service in December 2012 and is awaiting a response at December 31, 2012.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

6.	Exempt Party-in-Interest Transactions

Certain plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their plan balances into the AdviceTrack program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by plan participants under the AdviceTrack program were included as a reduction of the return earned on each fund. AdviceTrack investments utilize the following funds:

Dreyfus Small Cap Equity I

Wells Fargo Enhanced Stock Market Fund

Harbor International/Inst

JP Morgan High Yield

PIMCO High Yield I

PIMCO Real Return/Institutional

(13)

INGLES MARKETS, INCORPORATED INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

PIMCO Total Return/Inst

Wells Fargo Stable Return Fund

T. Rowe Price Eq Inc

T. Rowe Price Real Estate

Wells Fargo / MFS Value CIT

Wells Fargo / Multi-Manager Sm Cap CIT

Wells Fargo Adv Str Lg Cap Grwth I

Wells Fargo Adv. Internat Bond Fd I

Wells Fargo Core Bond CIT

Wells Fargo / Janus Overseas CIT

Wells Fargo / T. Rowe Price I LCGM CIT

Wells Fargo / Thornburg Internl CIT

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2012 and 2011, the Plan Sponsor made no advances to the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other plan funds.

(14)

SUPPLEMENTAL SCHEDULE

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

EIN: #56-0846267

Plan No. 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N****		$16,422,617
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund		364,358
*	Wells Fargo Bank, N.A.	Wells Fargo Enhanced Stock Market Fund N		8,062,328
	Wells Fargo Bank, N.A.	Wells Fargo Enhanced Stock Market Fund		2,119
*	Wells Fargo Bank, N.A.	Wells Fargo Total Return Bond CIT Fund		629,328
*	Wells Fargo Bank, N.A.	Wells Fargo / Janus Overseas CIT		406,907
*	Wells Fargo Bank, N.A.	Wells Fargo / MFS Value CIT		1,985,835
*	Wells Fargo Bank, N.A.	Wells Fargo / Multi-Manager Small Cap CIT		602,219
*	Wells Fargo Bank, N.A.	Wells Fargo / Thornburg Intl CIT		905,039
*	Wells Fargo Bank, N.A.	Wells Fargo / TRP Inst Large Cap Growth MGD CIT		391,763

				29,772,513
	Mutual funds:
	American Funds	Growth Fund of America A		1,680,963
	Dreyfus	Mid Cap Index		3,408,580
*	Wells Fargo Bank, N.A.	Wells Fargo Adv Str Lg Cap Grwth I		822,955
	PIMCO	PIMCO Total Return/Inst		1,716,983
*	Wells Fargo Bank, N.A.	Wells Fargo Adv. Internat Bond Fd I		584,254
	PIMCO	PIMCO High Yield I		446,348
	T. Rowe Price	T. Rowe Price Eq Inc		1,032,587
	PIMCO	PIMCO Real Return/Institutional		491,369
	T. Rowe Price	T. Rowe Price Real Estate		389,718
	JP Morgan Investment Advisors	JP Morgan High Yield		2,449
	American Beacon Advisors, Inc.	American Beacon Large Cap Value		970,944
	Columbia Wanger Asset Mgmt	Columbia Acorn FD CL Z		2,089,584
	Thornburg Investment Mgmt	Thornburg Intl Value Fund R5		3,435,391
	Dreyfus	Dreyfus Premier Small Cap Equity Fund Class I		1,325
	Loomis, Sayles & Co	Loomis Sayles Investment Grade Bond Fund		5,378,969
	Oakmark Funds	Oakmark Equity and Income Fund I		5,550,996
	Harbor International	Harbor International/Inst		1,045,471

(continued)

(15)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2012

EIN:     #56-0846267

Plan No. 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Mutual funds, continued:
	American Century	American Century Gov’t Bond/A		156,180
	JP Morgan Investment Advisors	JP Morgan Core Bond Select		115,874
	T. Rowe Price	T. Rowe Price_SCap Stk/Adv		201,987
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2015 Select		136,807
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2020 Select		238,954
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2025 Select		238,973
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2330 Select		328,055
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2035 Select		287,492
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2040 Select		86,317
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2045 Select		107,814
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2050 Select		309,083

				31,256,422
	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		11,263,659
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		2,684,416

				13,948,075
*	Participant loans***	Interest-bearing at 4.25% - 9.75%,
		maturing Jan 2013 through September 2019	$—	5,224,368

				$80,201,378

*	Party-in-interest
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.
****	Represents contract value

(16)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 27, 2013	By:	/s/ Robert P. Ingle, II
Robert P. Ingle, II Plan Administrative Committee Member

	By:	/s/ James W. Lanning
James W. Lanning Plan Administrative Committee Member

	By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23   Consent of Dixon Hughes Goodman LLP